Exhibit 99.1

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GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2024

The board (the “Board”) of directors (the “Directors”) of Graphex Group Limited (the “Company”) is pleased to announce the unaudited interim consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) for the six months ended 30 June 2024, together with the comparative unaudited figures for the corresponding period in 2023 which have been reviewed by the audit committee of the Company. This announcement complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) in relation to information to accompany preliminary announcement of interim results.

FINANCIAL HIGHLIGHTS

	For the six months ended 30 June
Results	2024	2023	Change
	HK$’000	HK$’000

Revenue	93,742	151,274	(38.0)%
Graphene products	61,489	97,103	(36.7)%
Landscape architecture	32,253	54,171	(40.5)%
Catering	–	–	–
Adjusted segment EBITDA*	4,682	19,269	(75.7)%
Graphene products	7,374	16,012	(53.9)%
Landscape architecture	(2,692)	1,512	(278.0)%
Catering	–	1,745	(100.0)%
Loss before tax	(57,303)	(46,780)	22.5%
Loss attributable to owners of the parent	(54,096)	(43,968)	23.0%

	HK cents	HK cents
Basic loss per share attributable to ordinary equity holders of the parent	(6.00)	(6.06)	(1.0)%

*	Non-IFRS Measure

Results	At 30 June 2024	At 31 December 2023	Change
	HK$’000	HK$’000

Total assets	839,316	847,343	(0.9)%
Net assets	329,247	369,638	(10.9)%
Shareholder’s equity	329,246	369,687	(10.9)%
Cash and bank balances	10,391	27,190	(61.8)%
Debt	234,206	233,165	0.4%

To supplement our unaudited condensed consolidated financial statements which are presented in accordance with International Financial Reporting Standards (“IFRSs”), adjusted segment EBITDA is used as an additional financial measure throughout this interim results announcement. The financial measure is presented because it is used by management to evaluate operating performance. The Company believes that non-IFRS measure may provide useful information to help investors and others understand and evaluate the Company’s consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of our peer companies. However, non-IFRS financial measure does not have a standardised meaning prescribed by IFRSs and therefore may not be comparable to similar measures presented by other companies.

Adjusted segment EBITDA used herein is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates, impairment/(reversal of impairment) on financial and contract assets, unallocated other income and gains and corporate expenses.

Please refer to note 4 to the unaudited condensed consolidated financial statements in this interim results announcement for reconciliation of loss before tax, an IFRS measure, to adjusted segment EBITDA.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS

For the six months ended 30 June 2024

		For the six months ended 30 June
		2024	2023
	Notes	(Unaudited) HK$’000	(Unaudited) HK$’000

REVENUE	3	93,742	151,274
Cost of sales	7	(63,375)	(101,242)

GROSS PROFIT		30,367	50,032
Other income and gains	5	6,934	6,553
Selling and marketing expenses		(1,230)	(2,956)
Administrative expenses		(75,030)	(76,724)
Impairment losses on financial and contract assets, net		(6,704)	(10,705)
Impairment losses on property, plant and equipment and other intangible asset, net		(1,859)	–
Fair value loss on financial assets at fair value through profit or loss		(3)	(6)
Finance costs	6	(8,978)	(12,744)
Share of losses of associates		(800)	(230)

LOSS BEFORE TAX	7	(57,303)	(46,780)
Income tax credit	8	3,257	5,005

LOSS FOR THE PERIOD		(54,046)	(41,775)

Attributable to:
Owners of the parent		(54,096)	(43,968)
Non-controlling interests		50	2,193

		(54,046)	(41,775)

LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
Basic
– For loss for the period	10	HK(6.00) cents	HK(6.06) cents
Diluted
– For loss for the period		HK(6.00) cents	HK(6.06) cents

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the six months ended 30 June 2024

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

LOSS FOR THE PERIOD	(54,046)	(41,775)

OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	(3,706)	(16,369)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD, NET OF TAX	(3,706)	(16,369)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(57,752)	(58,144)

Attributable to:
Owners of the parent	(57,802)	(60,475)
Non-controlling interests	50	2,331

	(57,752)	(58,144)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2024

		30 June 2024	31 December 2023
		(Unaudited)	(Audited)
	Notes	HK$’000	HK$’000

NON-CURRENT ASSETS
Property, plant and equipment		23,863	28,676
Goodwill		101,939	101,939
Other intangible assets		435,823	460,997
Investments in associates		–	801
Equity investments designated at fair value through other comprehensive income		34	34
Prepayments, deposits and other receivables		5,122	5,157
Deferred tax assets		3,225	3,240

Total non-current assets		570,006	600,844

CURRENT ASSETS
Inventories		16,451	13,712
Trade and bills receivables	11	157,478	147,991
Prepayments, deposits and other receivables		61,685	27,677
Financial assets at fair value through profit or loss		19	23
Contract assets		23,241	29,906
Restricted bank deposit		45	–
Cash and cash equivalents		10,391	27,190

Total current assets		269,310	246,499

CURRENT LIABILITIES
Trade payables	12	39,149	23,190
Other payables and accruals		98,259	80,547
Contract liabilities		40,248	38,627
Lease liabilities		3,429	4,682
Interest-bearing borrowings		150,099	135,882
Convertible notes		3,798	4,158
Tax payable		32,847	33,082

Total current liabilities		367,829	320,168

NET CURRENT LIABILITIES		(98,519)	(73,669)

TOTAL ASSETS LESS CURRENT LIABILITIES		471,487	527,175

		30 June 2024	31 December 2023
	Notes	(Unaudited) HK$’000	(Audited) HK$’000

NON-CURRENT LIABILITIES
Lease liabilities		13,698	14,919
Interest-bearing borrowings		–	12,500
Promissory note		63,182	61,024
Deferred tax liabilities		65,360	69,094

Total non-current liabilities		142,240	157,537

NET ASSETS		329,247	369,638

EQUITY
Equity attributable to owners of the parent
Share capital
– ordinary shares	13	9,711	8,980
– preference shares	13	3,236	3,236
Other reserves		316,299	357,471

		329,246	369,687
Non-controlling interests		1	(49)

TOTAL EQUITY		329,247	369,638

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

30 June 2024

1.	CORPORATE AND GROUP INFORMATION

Graphex Group Limited (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on 25 November 2013. The registered office address of the Company is Windward 3, Regatta Office Park, P.O. Box 1350, Grand Cayman KY1-1108, Cayman Islands.

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are development and processing of graphene products, in particular, graphite anode material for lithium- ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

2.1	BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six months ended 30 June 2024 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at 31 December 2023. These financial statements are presented in Hong Kong dollars (“HK$”) and all values are rounded to the nearest thousand except when otherwise indicated.

All intra-group transactions and balances have been eliminated on consolidation.

Going concern basis

The Group recorded a loss attributable to owners of the parent of HK$54,096,000 for the six months ended 30 June 2024 and net current liabilities of HK$98,519,000 as at 30 June 2024.

In view of the above circumstances, the directors have given careful consideration to the future liquidity and performance of the Group and its available sources of finance in assessing whether the Group will have sufficient financial resources to continue as a going concern in the foreseeable future.

The directors of the Company have reviewed the Group’s cash flow projection prepared by management, which includes revenue and expenditure growth of the business, working capital needs and, the continuing renewal of the banking facilities. They are of the opinion that, after taking into account the measures to be implemented and has been implemented, the Group will have sufficient working capital to finance its operation and to meet its financial obligations for at least the next twelve months from the date of approval of these interim condensed consolidated financial statements. Accordingly, the directors of the Company believe it is appropriate to prepare the interim condensed consolidated financial statements of the Group for the six months ended 30 June 2024 on a going concern basis.

In view of these circumstances, the directors have taken various measures with an aim to improve the Group’s liquidity position. The directors have prepared a cash flow forecast of the Group for the next twelve months from the end of the reporting period taken into account the followings:

(i)	the Group has obtained a short-term loan facility of HK$20,000,000 for financing its working capital;

(ii)	The Group has taken various cost control measures to tighten the costs of operations;

(iii)	The Group is in serious discussions with potential investors for raising new capital by way of issuing new equity and/or debt securities; and

(iv)	Graphex (Shandong) New Energy Technologies Limited (the “Graphex Shandong”), being an indirect whollyowned subsidiary of the Company established for the purpose of operating a project in Nanshu Town has on 26 October 2023 received a letter of intent (“LOI”) issued by one of the four major banks of the PRC (the “Bank”) to Graphex Shandong, whereby the Bank has indicated an intention of providing banking facilities of RMB400 million for the project (the “Proposed Loan”). The LOI is non-legally binding and the granting of the Proposed Loan is subject to, amongst other things, the Bank’s further evaluation on the Proposed Loan, finalisation of the terms and conditions of the Proposed Loan and compliance with the relevant banking and other laws and regulations of the PRC.

Whether the Group will be able to generate adequate cash flows to continue as a going concern would depend on the successful outcome of the above measures.

Should the going concern assumption be inappropriate, adjustments may have to be made to write down the values of assets to their recoverable amounts, to provide for further liabilities that might arise, and to reclassify noncurrent assets and non-current liabilities as current assets and current liabilities. The effects of these adjustments have not been reflected in these interim condensed consolidated financial statements.

2.2	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURE

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those applied in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2023, except for the adoption of new standards effective as of 1 January 2024. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The IASB has issued a number of new or amended IFRSs that are first effective for the current accounting period of the Group:

Amendments to IAS 7 and IFRS 7	Supplier Finance Arrangements
Amendments to IFRS 16	Lease Liability in a Sale and Leaseback
Amendments to IAS 1	Classification of Liabilities as Current or Non-current Liabilities
Amendments to IAS 1	Non-current Liabilities with Covenants

Other than as noted below, the adoption of the new or amended IFRSs had no material impact on how the results and financial position for the current and prior periods have been prepared and presented. The Group has not early applied any new or amended IFRSs that is not yet effective for the current accounting period.

3.	REVENUE

An analysis of revenue is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Type of goods or services
Sales of graphene products	61,489	97,103
Landscape architecture services	32,253	54,171

Total Revenue	93,742	151,274

Geographical markets
Mainland China	79,587	138,178
Hong Kong	12,629	12,754
Others	1,526	342

Total Revenue	93,742	151,274

Timing of revenue recognition
Goods transferred at a point in time	61,489	97,103
Services transferred over time	32,253	54,171

Total Revenue	93,742	151,274

4.	OPERATING SEGMENT INFORMATION

Information reported to the board of directors, being the chief operating decision maker (CODM), for the purposes of resources allocation and assessment of segment performance focuses on types of goods and services delivered and provided.

For management purposes, the Group has identified the following two (30 June 2023: three) major reportable segments. Certain segments have been aggregated to form the following reportable segments:

(a)	Processing and sale of graphite and graphene related products (“Graphene Products Segment”);

(b)	Providing landscape architecture design (“Landscape Architecture Design Segment”); and

(c)	The catering business focuses on operation of restaurants (“Catering Segment”).

Management monitors the results of the Group’s operating segments separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on reportable segment profit, which is a measure of adjusted profit/loss before tax. The adjusted profit/ loss before tax is measured consistently with the Group’s profit/loss before tax except that finance costs, as well as head office and corporate income and expenses are excluded from such measurement.

Segment assets exclude deferred tax assets, cash and bank balances and other unallocated head office and corporate assets as these assets are managed on a group basis.

Segment liabilities exclude tax payable, deferred tax liabilities and other unallocated head office and corporate liabilities as these liabilities are managed on a group basis.

Intersegment revenue is eliminated on consolidation. Intersegment sales and transfers are transacted with reference to the service prices used for sales made to third parties at the then prevailing market prices.

The following tables present revenue and profit/loss information for the Group’s operating segments for the six months ended 30 June 2024 and 2023.

Six months ended 30 June 2024 (Unaudited)

	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	61,489	32,253	–	93,742
Elimination of inter- segment sales	–	–	–	–

Segment results	(15,830)	(13,058)	–	(28,888)
Reconciliations:
Unallocated income and gains				1,005
Unallocated expenses				(19,997)
Unallocated finance costs				(8,216)
Unallocated depreciation and amortisation				(407)
Share of losses of associates				(800)

Loss before tax				(57,303)

Adjusted segment EBITDA (note (i))	7,374	(2,692)	–	4,682

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment revenue (note 3)
Sales to external customers	97,103	54,171	–	151,274
Elimination of inter- segment sales	–	–	–	–

Segment results	(7,790)	(13,013)	1,680	(19,123)
Reconciliations:
Unallocated income and gains				1,316
Unallocated expenses				(16,479)
Unallocated finance costs				(11,858)
Unallocated depreciation and amortisation				(406)
Share of losses of associates				(230)

Loss before tax				(46,780)

Adjusted segment EBITDA (note (i))	16,012	1,512	1,745	19,269

The following tables present assets and liabilities information for the Group’s operating segments as at 30 June 2024 and 31 December 2023.

30 June 2024 (Unaudited)
	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets	750,996	81,723	–	832,719
Reconciliations:
Elimination of intersegment receivables				(17,456)
Unallocated assets				24,053

Total assets				839,316

Segment liabilities	95,602	69,941	–	165,543
Reconciliations:
Elimination of intersegment payables				(17,456)
Unallocated liabilities				361,982

Total liabilities				510,069

31 December 2023 (Audited)
	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	744,222	87,663	–	831,885
Reconciliations:
Elimination of intersegment receivables				(15,641)
Unallocated assets				31,099

Total assets				847,343

Segment liabilities	72,988	71,405	–	144,393
Reconciliations:
Elimination of intersegment payables				(15,641)
Unallocated liabilities				348,953

Total liabilities				477,705

The following tables present other segment information for the Group’s operating segments for the six months ended 30 June 2024 and 2023.

Six months ended 30 June 2024 (Unaudited)
	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Other segment information
Share of losses of associates unallocated				800
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	6,704	–	6,704
– Property, plant and equipment and other intangible asset	–	1,859	–	1,859
Reconciliation:
Unallocated				–

Total				8,563

Depreciation and amortisation	22,752	1,667	–	24,419
Reconciliation:
Unallocated				407

Total				24,826

Income and gains allocated	6	5,923	–	5,929
Finance costs allocated	452	310	–	762
Investment in an associate unallocated				–

Capital expenditure (note (ii))	–	41	–	41
Reconciliation:
Unallocated				–

Total				41

Six months ended 30 June 2023 (Unaudited)

	Graphene products	Landscape architecture design	Catering (note (iii))	Total
	HK$’000	HK$’000	HK$’000	HK$’000

Other segment information
Share of losses of associates unallocated				230
Impairment losses recognised in the statement of profit or loss
– Financial and contract assets	–	10,705	–	10,705
Reconciliation:
Unallocated				–

Total				10,705

Depreciation and amortisation	23,307	3,412	61	26,780
Reconciliation:
Unallocated				407

Total				27,187

Income and gains allocated	2	3,185	2,050	5,237
Finance costs allocated	495	388	3	886

Investment in an associate unallocated				–

Capital expenditure (note (ii))	451	456	–	907
Reconciliation:
Unallocated				–

Total				907

Notes:

(i)	Adjusted segment EBITDA is defined as earnings before interest expense, taxation, depreciation and amortisation, and excludes fair value change on financial assets at fair value through profit or loss, impairment losses of other intangible assets and property, plant and equipment, share of losses of associates, impairment/(reversal of impairment) on financial and contract assets, unallocated other income and gains and corporate expenses.

A reconciliation of adjusted segment EBITDA to consolidated loss before income tax is provided as follows:

	30 June 2024 (Unaudited)	30 June 2023 (Unaudited)
	HK$’000	HK$’000

Loss before tax	(57,303)	(46,780)
Add:
Finance costs	8,978	12,744
Amortisation and depreciation
– property, plant and equipment	548	1,623
– right-of-use assets	2,390	2,890
– other intangible assets	21,888	22,674

EBITDA	(23,499)	(6,849)

Impairment of property, plant and equipment, net	1,740	–
Impairment of other intangible assets, net	119	–
Impairment loss of trade receivables, net	3,387	3,330
Impairment loss of contract assets, net	4,261	7,375
Impairment loss of other receivables, net	(944)	–
Fair value changes on financial assets at fair value through profit or loss	3	6
(Gain)/loss on disposal of items of property, plant and equipment	(177)	106
Share of losses of associates	800	230
Corporate expenses
– Directors and corporate staff salaries	9,289	8,108
– Auditor’s remuneration	620	726
– Legal and professional expenses	6,794	3,883
– Publicity expenses	632	907
– Bank charges	689	826
– Others	1,973	2,029
	19,997	16,479
Unallocated income and gains
– Dividend income from equity investments at fair value through other comprehensive income	(65)	(92)
– Interest income	(329)	(126)
– Gain on settlement of other payables upon issue of ordinary shares	(560)	–
– Waiver of interest	–	(1,160)
– Others	(51)	(30)
	(1,005)	(1,408)

Adjusted segment EBITDA	4,682	19,269

(ii)	Capital expenditure consists of additions to property, plant and equipment and other intangible assets except for right-of-use assets.

(iii)	On 1 August 2023 and 24 November 2023, the Group and a third party entered into two agreements, pursuant to which, the Group disposed of the entire equity interests in Yummy Food Holdings Limited (“Yummy Food”) and Thai Gallery (HK) Limited (“Thai Gallery”) and their subsidiaries at zero consideration. The disposal was completed on 24 November 2023.

5.	OTHER INCOME AND GAINS

An analysis of other income and gains is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000

Other income
Service income	4,969	1,659
Dividend income from equity instruments at fair value through other comprehensive income	65	92
Interest income	786	582
Waiver of interest on convertible notes	–	1,160
Compensation from a supplier	–	1,041
Government grants (note)	291	914

	6,111	5,448

Gains
Gain on lease termination	–	2
Gain on settlement of other payables upon issue of ordinary shares	560	–
Gain on disposal of items of property, plant and equipment	177	–
Exchange difference, net	1	44
Others	85	1,059

	823	1,105

	6,934	6,553

Note:	Government grants were received from government departments for promoting the Group’s business in the local area. There are no unfulfilled conditions or contingencies relating to these grants.

6.	FINANCE COSTS

An analysis of finance costs is as follows:

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000
Interest on interest-bearing borrowings	4,621	4,383
Interest on convertible notes	928	3,925
Interest on promissory note	2,871	3,769
Interest on lease liabilities	558	667

	8,978	12,744

7.	LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging:

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Cost of inventories sold	45,249	63,753
Cost of services provided	18,126	37,489
Cost of sales	63,375	101,242
Amortisation and depreciation
– property, plant and equipment	548	1,623
– right-of-use assets	2,390	2,890
– other intangible assets	21,888	22,674
	24,826	27,187
Research and development cost: current year expenditure	7,760	10,780
Lease payments for leases less than 12 months	1,096	771
Auditor’s remuneration	685	824
Employee benefit expense (including directors and chief executive’s remuneration):
– wages and salaries	30,938	38,371
– equity-settled share-based payment expenses	6,194	1,907
– pension scheme contributions (defined contribution scheme)	3,945	6,798
– welfare and other benefits	212	375
	41,289	47,451
Equity-settled share-based payment for services	5,448	639
Foreign exchange differences, net	(166)	311
Impairment of property, plant and equipment, net	1,740	–
Impairment of other intangible assets, net	119
Impairment loss of financial and contract assets
Impairment loss of trade receivables, net	3,387	3,330
Impairment loss of contract assets, net	4,261	7,375
Impairment loss of financial assets included in other receivables and other assets, net	(944)	–
	6,704	10,705
Fair value loss on financial assets at fair value through profit or loss	3	6
(Gain)/loss on disposal of property, plant and equipment	(177)	106

8.	INCOME TAX

Hong Kong profits tax has been provided at the rate of 16.5% (2023: 16.5%) on the estimated assessable profits arising in Hong Kong during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

泛亞景觀設計(上海)有限公司 continued to be granted with the qualification of High and New Technology Enterprises (“HNTE”) on 15 November 2023 and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ending 31 December 2025.

前海泛亞景觀設計(深圳)有限公司 has been provided at the rate of 15% (2023: 15%) on the estimated assessable profits as its main principal activities, of engaging in interior design and landscape, are recognised as encouraged industries in Qianhai district, Shenzhen in Mainland China.

黑龍江省牡丹江農墾湠奧石墨烯深加工有限公司 is qualified for High and New Technology Enterprises and is entitled to a preferential corporate income tax rate of 15% (2023: 15%) for a period of three years ended 31 December 2025.

Other subsidiaries located in Mainland China were subject to corporate income tax at the statutory rate of 25% for the year (2023: 25%) under the income tax rules and regulations in the PRC.

Graphex Technologies, LLC is incorporated in the US and is subject to corporate income tax at 21%.

	For the six months ended 30 June
	2024	2023
	(Unaudited)	(Unaudited)
	HK$’000	HK$’000

Current tax:
Hong Kong	–	–
Mainland China	–	–

Deferred tax	(3,257)	(5,005)

Total tax credit for the period	(3,257)	(5,005)

9.	DIVIDEND

The board of directors of the Company does not recommend the payment of any interim dividend (six months ended 30 June 2023: nil) for the six months ended 30 June 2024.

10.	LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the period attributable to ordinary equity holders of the parent of HK$54,096,000 (six months ended 30 June 2023: HK$43,968,000), and the weighted average number of ordinary shares of 901,508,416 (six months ended 30 June 2023: 725,781,129) issued during the period.

No adjustment has been made to the basic loss per share amounts presented for the six months ended 30 June 2024 and 2023 in respect of a dilution as the impact of the convertible notes, warrants and share options outstanding had an anti-dilution effect on the basic loss per share amounts presented.

The calculation of basic loss per share was based on:

	For the six months ended 30 June
	2024	2023
	(Unaudited) HK$’000	(Unaudited) HK$’000

Loss
Loss attributable to ordinary equity holders of the parent	(54,096)	(43,968)

	Number of shares For the six months ended 30 June
	2024 (Unaudited)	2023 (Unaudited)

Shares
Weighted average number of ordinary shares in issue during the period used in the basic loss per share calculation	901,508,416	725,781,129

11.	TRADE AND BILLS RECEIVABLES

	30 June	31 December
	2024 (Unaudited) HK$’000	2023 (Audited) HK$’000

Trade and bills receivables	233,000	220,655
Allowance for impairment	(75,522)	(72,664)
	157,478	147,991

The Group’s trading terms with its customers are mainly on credit, except for new customers, where payment in advance is normally required. The credit period is two months, extending up to six months for major customers. Each customer has a maximum credit limit. The Group seeks to maintain strict control over its outstanding receivables to minimise credit risk. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group’s trade and bill receivables relate to a large number of diversified customers, there is no significant concentration of credit risk. The Group does not hold any collateral or other credit enhancements over its trade and bills receivables balances. Trade and bills receivables are non-interest-bearing.

Included in the Group’s trade and bill receivables were amounts billed of HK$157,028,000 (31 December 2023: HK$78,252,000) and billable of HK$75,972,000 (31 December 2023: HK$142,403,000).

An ageing analysis of trade and bills receivables as at the end of the reporting period, based on the invoice date, and net of allowance for lifetime expected credit losses, is as follows:

	30 June 2024	31 December 2023
	(Unaudited) HK$’000	(Audited) HK$’000

Within 6 months	58,090	75,972
Over 6 months but within 1 year	72,924	49,715
Over 1 year but within 2 years	26,353	20,962
Over 2 years but within 3 years	111	1,342
	157,478	147,991

12.	TRADE PAYABLES

An aged analysis of trade payables as at the end of the reporting period, based on the invoice date, is as follows:

	30 June 2024	31 December 2023
	(Unaudited) HK$’000	(Audited) HK$’000
Within 1 year	36,889	20,278
Over 1 year but within 2 years	77	22
Over 2 years but within 3 years	19	42
Over 3 years	2,164	2,848
	39,149	23,190

The trade payables are non-interest-bearing and are normally settled within three months.

13.	SHARE CAPITAL

Ordinary Shares

	30 June 2024	31 December 2023
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Issued and fully paid 971,136,762 (2023: 897,974,788) ordinary shares of HK$0.01 each	9,711	8,980

A summary of movements in the Company’s share capital is as follows:

	Number of	Nominal	Share
	issued and	value of	premium
	fully paid shares	shares HK$’000	Account HK$’000
As at 31 December 2023 and 1 January 2024 Issue of ordinary shares upon conversion of	897,974,788	8,980	607,247
convertible notes (note (a))	596,153	6	438
Shares granted under share award scheme
(note (b))	26,476,438	264	11,783
Issue of new ordinary shares (note (c))	46,089,383	461	4,870
As at 30 June 2024	971,136,762	9,711	624,338

Notes:

(a)	Conversion of convertible notes

On 30 January 2024, convertible notes with principal amount of US$50,000 was converted into 596,153 ordinary shares at conversion price of HK$0.65 per ordinary shares.

(b)	On 20 June 2024, the Company allotted and issued 26,476,438 ordinary shares under the Company’s share award scheme.

(c)	On 8 May 2024 and 28 June 2024, the Company allotted and issued 2,400,000 and 43,689,383 new ordinary shares as consideration for settlement of other payables of approximately HK$429,600 and HK$5,461,000, respectively. The closing market price of the Company’s shares on the issue date was HK$0.164 and HK$0.113, respectively, per share. Gain on settlement of other payables HK$560,100 were recognised in the profit or loss for the six months ended 30 June 2024.

Preference shares

	30 June 2024	31 December 2023
	(Unaudited)	(Audited)
	HK$’000	HK$’000

Issued and fully paid 323,657,534 (2023: 323,657,534) preference shares of HK$0.01 each	3,236	3,236

A summary of movements in the Company’s preference share is as follows:

Number of
	issued and	Nominal	Share
	fully paid	value of	premium
	preference shares	shares HK$’000	account HK$’000
As at 1 January 2024 and 30 June 2024	323,657,534	3,236	175,191

Warrants

As at 30 June 2024, the Company had 89,423,076 (31 December 2023: 89,423,076) warrants outstanding. Each warrant entitles the registered holder the rights to subscribe one ordinary share of the Company at the exercise price of HK$0.65 per ordinary share, subject to adjustment, at any time commencing on the grant date. The warrants will expire on the fifth anniversary of the issue date.

Movements of the share warrants during the period ended 30 June 2024 and years ended and at 31 December 2023 are as follows:

	Number of securities to be issued upon exercise of outstanding warrants	Weighted- average exercise Price	Weighted average remaining contractual life in years
		HK$

As at 1 January 2023	89,423,076	0.65	2.5
Issue of warrants	–	–	–

As at 31 December 2023 and 30 June 2024	89,423,076	0.65	2.0

14.	EVENTS AFTER THE REPORTING PERIOD

Save as disclosed in this interim results announcement, no material event affecting the Group has occurred after the six months ended 30 June 2024.

15.	COMPARATIVE FIGURES

Certain comparative information has been restated to conform with the current period’s presentation.

16.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The financial statements were approved and authorised for issue by the board of directors on 29 August 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

BUSINESS REVIEW

Amid global economic challenges in 2024, the Group set out expansion plans that will create vast opportunities and values for shareholders in the coming years. Electrification is an irreversible trend. While lithium-ion batteries play a significant role in electrification, graphite processing capabilities shall be essential because graphite is the anode material that accounts for about 25% by weight of a lithium-ion battery. The demand for graphite anode material will continue to be driven by the global development of the EV industry, energy storage infrastructures, consumer electronics, and robotics.

Graphene Products Business

For the six months ended 30 June 2024, the graphene products business contributed revenue of approximately HK$61.5 million, representing approximately 66% of the Group’s total revenue, with an adjusted segment EBITDA of approximately HK$7.4 million. Comparing to the six months ended 30 June 2023, the revenue and the adjusted segment EBITDA decreased by approximately 37% and 54% respectively. The Group looks forward to the implementation of the expansion plan in Laixi City, Shandong Province, PRC soon.

The demand of lithium-ion batteries remains strong, especially for EV market and energy storage market. Lithium-ion batteries use deep processed graphite as anode material and there is no commercially viable substitute. The Graphene Division of the Group specializes in the mid-stream deep processing of graphite from flake graphite into battery anode material which is essential for battery making and hence EV production now and in the foreseeable future. The expansion plan of anode material production capacity is well placed to take advantage of the growth in demand of batteries and the new battery gigafactory to be built in the next few years.

Landscape Architecture Business

The Group maintains its market position as one of the leading landscape architecture providers predominantly in the PRC and Hong Kong. It offers landscape architecture services to clients including governments, private property developers, state-owned property developers, design services companies and engineering companies in the PRC and Hong Kong.

The revenue of the Group’s landscape architecture services segment decreased to approximately HK$32.2 million for the six months ended 30 June 2024, representing a decrease of approximately 41%, as compared with that of approximately HK$54.2 million for the six months ended 30 June 2023. The decrease in revenue was primarily due to the slowdown in real estate development market in China.

For the six months ended 30 June 2024, the Group entered into 42 new contracts with a total contract sum of approximately HK$35.5 million for projects located in the PRC and 15 new contracts with a total contract sum of approximately HK$12.1 million for projects located in Hong Kong. Geographically, approximately 75% of the new contract sum represented projects located in the PRC and approximately 25% represented projects located in Hong Kong in terms of contract sum.

The number of new contracts and contract sum entered by the Group compared with last reporting period are set out as follows:

Six months ended 30 June	No. of new contracts	Contract sum
		(HK$’million)
2024	57	47.6
2023	44	38.4

The new contract sum increased to approximately HK$47.6 million for the six months ended 30 June 2024, representing an increase of approximately 24%, as compared with that of approximately HK$38.4 million for the last reporting period.

Catering Business

Since the outbreak of COVID-19 pandemic, the Group had decisively shut down certain catering management businesses to avoid any operating risks under the unprecedented market conditions. The Group ceased all the remaining catering business and completed the disposal of the entire segment in 2023.

Upon the cessation of the catering business, the Group intended not to restart any catering business in the future, thereby eliminated any risk of incurring operating loss and such other adverse impacts associated with the pandemic and economic downturn.

FINANCIAL REVIEW

Revenue

The Group’s total revenue decreased to approximately HK$93.7 million in first half of 2024, compared with HK$151.3 million for the six months ended 30 June 2023, representing year- on-year decrease of approximately 38%. The decrease was mainly attributable to the less favourable market and economic environment.

The graphene products segment contributed revenue of approximately HK$61.5 million, representing a decrease of approximately 37%, compared with HK$97.1 million for the six months ended 30 June 2023. The landscape architecture segment contributed revenue of approximately HK$32.2 million, representing a decrease of approximately 40%, compared with HK$54.2 million for the six months ended 30 June 2023.

Cost of sales

Cost of sales decreased to approximately HK$63.4 million for the six months ended 30 June 2024, representing a decrease of approximately 37%, as compared with that of approximately HK$101.2 million for the same period in 2023.

Cost of sales mainly represented cost of inventories in respect of graphene products business and project staff cost in respect of landscape architecture segment. The decrease in cost of sales was generally in line with the decrease in revenue derived from the graphene products segment and landscape architecture segment.

Gross profit and gross profit margin

Gross profit decreased to approximately HK$30.3 million for the six months ended 30 June 2024, representing a decrease of approximately 39%, as compared with that of approximately HK$50 million for the same period in 2023.

Gross profit margin decreased to approximately 32% for the six months ended 30 June 2024, as compared with that of approximately 33% for the same period in 2023. The slight decrease was mainly attributable to the decrease in the gross profit margin in the graphene segment.

Selling and marketing expenses

Selling and marketing expenses decreased to approximately HK$1.2 million for the six months ended 30 June 2024, representing a decrease of approximately 60%, as compared with that of approximately HK$3 million for the same period in 2023. The decrease was mainly attributable to the decrease in revenue in the graphene segment.

Administrative expenses

Administrative expenses decreased to approximately HK$75.0 million for the six months ended 30 June 2024, representing a decrease of approximately 2%, as compared with that of approximately HK$76.7 million for the same period in 2023. The decrease was a combined effect of (i) the increase of shares-based payment under the 2023 Share Award Scheme; (ii) the decrease in the overall salaries of the Group which is attributable to the cost control measures implemented; (iii) the decrease of R&D expenses which is in line with the decreased revenue; (iv) the decrease of depreciation and amortisation due to the impairment of property, plant and equipment of landscape architecture design segment recognised during the six month ended 30 June 2024; and (v) the fluctuation of exchange rate in RMB.

Impairment loss on financial and contract assets

The impairment loss, which represented impairment loss of trade receivables, contract assets, and other receivables, decreased to approximately HK$6.7 million for the six months ended 30 June 2024, representing a decrease of approximately 37%, as compared with that of approximately HK$10.7 million for the same period in 2023. The decrease mainly reflected the Group’s decrease in credit loss under the post-Covid period which the Group improved its collectability on financial and contract assets related to landscape architecture segment.

Net loss

As a result of the foregoing, the loss attributable to owners of the Company was approximately HK$54.1 million for the six months ended 30 June 2024, as compared with that of a loss attributable to owners of the Company of approximately HK$44.0 million for the same period in 2023.

Liquidity, financial resources and gearing

The Group’s objectives for capital management are to safeguard the Group’s ability to continue as a going concern in order to maintain an optimal capital structure and reduce the cost of capital, while maximizing the return to shareholders through improving the debt and equity balance.

	As at 30 June 2024		As at 31 December 2023
	HK$’000		HK$’000
Current assets	269,310		246,499
Current liabilities	367,829		320,168
Current ratio	0.73	x	0.77	x

The current ratio of the Group at 30 June 2024 was approximately 0.73 times as compared to that of approximately 0.77 times at 31 December 2023 as a result of the conversion of convertible notes.

At 30 June 2024, the Group had total cash and bank balances of approximately HK$10.4 million (31 December 2023: HK$27.2 million).

At 30 June 2024, the Group’s gearing ratio (represented by total interest-bearing bank and other borrowings at the end of the period divided by total equity at the end of the respective period multiplied by 100%) was approximately 65.9% (31 December 2023: 57.8%).

The capital structure of the Company mainly comprises issued ordinary shares, preference shares and debt securities. As of 30 June 2024, the Company had outstanding issued corporate bonds with the carrying amount of approximately HK$115.4 million, issued promissory notes of approximately HK$63.2 million, issued convertible notes (as liability) of approximately HK$3.8 million, 971,136,762 ordinary shares and 323,657,534 preference shares in issue.

Contingent liabilities

The Group had no significant contingent liabilities as at 30 June 2024.

Pledge of assets

On 19 January 2021, Think High Global Limited, an indirect wholly-owned subsidiary of the Company established under the laws of the British Virgin Islands, which directly holds 100% of the equity interest of the graphene products business was charged in favour of Lexinter International Inc., a corporation incorporated under the laws of the Province of Ontario which is wholly owned by Jeffrey Abramovitz, an individual carrying Canadian nationality, who shall subscribe the convertible notes and warrants issued by the Company in the aggregate principal amount of US$15,000,000 pursuant to the subscription agreement and supplemental agreement entered into on 19 January 2021 and 24 May 2021 respectively.

More details of the pledge were set out in the announcements of the Company dated 19 January 2021 and 24 May 2021, and circular of the Company dated 30 June 2021.

Capital commitment

At 30 June 2024 and 31 December 2023, the Group had the following capital commitments at the end of the reporting period:

	As at 30 June 2024	As at 31 December 2023
	HK$’000	HK$’000
Contracted, but not provided for:
Acquisition of property, plant and equipment	5,719	5,760

On 20 September 2022, the Company entered into the Cooperation Agreement with the Jixi Mashan Government relating to the cooperation in connection with the Company’s intended strategic investment for setting up graphite deep processing and production facilities located in the Jixi (Mashan) Graphite Industrial Park with an intended annual output of 30,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials to promote the rapid development of the regional graphite new material industry. The Company intends to carry out this project in two phases, with the first phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 20,000 metric tons of high-purity spherical graphite and the second phase of this project for the setting up graphite deep processing and production facilities with an annual output capacity of 10,000 metric tons of high-purity spherical graphite and 10,000 metric tons of battery anode materials. It is estimated that the Company’s total investment in the first phase of this project will be not less than RMB200 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. At the reporting period end, no contract for the construction of the plant and/or the equipment for this project was entered into.

On 19 July 2023, the Company entered into the Cooperation Agreement with the Nanshu Town Government pursuant to which the Company and the Nanshu Town Government intended to have a cooperation in the “Graphite Anode Material Project” in Laixi City Nanshu Town New Material Industrial Park which is situated in Nanshu Town, Laixi City, Shandong Province, the PRC. Subject to obtaining all approval from the PRC government, the Company will set up the factory plants for the manufacturing of lithium-ion battery anode materials in the Park. The Company can apply for the relevant policy subsidies of “Several Preferential Measures for Investment Promotion in Laixi City (Trial)” (Xifa [2023] No. 1) after meeting the relevant requirements. The first phase of the Project, if materialized, is expected to be completed and put into operation in September 2024. It is estimated that the Company’s total investment will be around RMB1,000 million. The Company intends to fund the first phase of this project by the Group’s internal resources and/or bank borrowings and/or future fund-raising exercise. On 10 January 2024, a subsidiary of the Company entered into a lease agreement for the factory buildings for an aggregate term of 10 years for which the total rental payment will be RMB58,872,000 (equivalent to HK$65,936,000).

Foreign exchange exposure

The Group mainly operates and invests in Hong Kong and the PRC but most of the transactions are denominated and settled in HK$ and RMB. No significant foreign currency risk has been identified for the financial assets in the PRC as they were basically denominated in a currency same as the functional currencies of the group entities to which these transactions relate. Nevertheless, the Directors will closely monitor the Group’s foreign currency position and consider natural hedge technique to manage its foreign currency exposures by non-financial methods, managing the transaction currency, leading and lagging payments, receivable management, etc. Save for meeting working capital needs, the Group only holds minimum foreign currency.

Human resources and employees’ remuneration

As at 30 June 2024, the Group had 249 employees. Employees are remunerated according to nature of the job, market trend, and individual performance. Employee bonus is distributable based on the performance of the respective subsidiaries and the employees concerned.

The Group offers competitive remuneration and benefit package to employees. Employee benefits include mandatory provident fund, employee pension schemes in the PRC, contributions to social security system, medical coverage, insurance, training and development programs. As to defined contribution schemes, there is no forfeited contribution available for the Group to reduce its existing level of contributions to the retirement benefit scheme during the year.

During the period ended 30 June 2024, the Group had maintained a number of share schemes at the Company and subsidiary levels in order to recognise the contributions by selected eligible participants who are directors, officers, employees and service providers of the Group and to provide them with incentives for the continual operation and development of the Group and/or attract suitable personnel to join the Group.

SIGNIFICANT INVESTMENTS HELD, MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, AND FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSETS

Save for those disclosed in this interim results announcement, there were no other significant investments held, nor were there material acquisitions or disposals of subsidiaries during the period under review. Apart from those disclosed in this interim results announcement, there was no plan authorised by the Board for other material investments or additions of capital assets at the date of this interim results announcement.

PROSPECTS

We believe electrification is a manageable path to sustainability of the world. Therefore the demand of rechargeable batteries shall increase as the application ends increase. The battery technologies may advance, and new battery system may emerge. However, lithium- ion batteries will still be the most stable and cost-effective device for energy storage in the coming years. And lithium-ion batteries will still be using graphite anode material. We focus on the production of graphite anode materials for various needs of battery chemistry. We have set a five-year plan to invest in the expansion of production capacity, research development, and new battery system.

We recognize the importance of producing battery anode material in a responsible and environmentally friendly manner. We are conscience of the increasing environmental and social expectations and requirements coming from international and national regulations, laws makers, as well as the customers, the communities, the business partners, and all the shareholders. We regularly assess the current ESG measures and constantly find ways to improve the ESG standard and strengthen sustainability.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company has complied with the applicable code provisions as set out in the Corporate Governance Code (the “CG Code”) stated in Appendix C1 to the Listing Rules during the six months ended 30 June 2024. The Company reviews its corporate governance practices regularly to ensure compliance with the CG Code.

In connection with the public offering of the ADSs, the Company adopted corporate governance requirements of the NYSE American.

COMPLIANCE WITH MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 of the Listing Rules as the code of conduct regarding securities transactions by the Directors of the Company. Having made specific enquiries to all Directors, all of them confirmed that they had complied with the required standard set out in the Model Code during the six months ended 30 June 2024.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2024, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Company has established the Audit Committee to review and supervise the financial reporting process and internal Control procedures of the Group with written terms of reference in compliance with Rule 3.21 of the Listing Rules and the CG Code. The Audit Committee consists of three members namely, Mr. Liu Kwong Sang (an independent non-executive Director), Ms. Tam Ip Fong Sin (an independent non-executive Director) and Mr. Wang Yuncai (an independent non-executive Director). The chairman of the Audit Committee is Mr. Liu Kwong Sang.

REVIEW OF INTERIM RESULTS

The Group’s unaudited interim results for the six months ended 30 June 2024 have been reviewed by the audit committee of the Company that the preparation of such results complied with the applicable accounting standards and requirements as well as the Listing Rules and that adequate disclosures have been made.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30 June 2024 (six months ended 30 June 2023: nil).

PUBLICATION OF INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This announcement is published on the website of the Stock Exchange at www.hkexnews.hk and on the website of the Company at www.graphexgroup.com. The interim report for the six months ended 30 June 2024 will be available on the above websites in due course.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements”, for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future plans and prospects.

Forward-looking statements may be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “aim”, “estimate”, “intend”, “plan”, “believe”, “likely”, “potential”, “continue” or other similar expressions. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events that it believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	The Company’s goals and strategies;

●	The Company’s future business development, financial conditions and results of operations;

●	Fluctuations in prices, interest rates and other factors that may increase the Company’s costs significantly;

●	The Company’s expectations regarding demand for and market acceptance of its products and services;

●	Competition in the Company’s industry;

●	Relevant government policies and regulations relating to the Company’s industry, including governmental policies in the Peoples Republic of China as well as other governmental or sovereign risk factors related to the Peoples Republic of China and its relationship with the United States;

●	The Company’s ability to continue to diversify its manufacturing and operations in the U.S. and globally;

●	The growth of the renewable energy sector; and

●	The U.S. and global economy including any recession or other adverse economic factors that limit the ability of the Company’s customers to purchase its products, including such customer’s ability to continue investment in the renewable energy sector.

These forward-looking statements involve various risks and uncertainties. Although the Company believes that its expectations expressed in these forward-looking statements are reasonable, the Company’s expectations may later be found to be incorrect. The Company’s actual results could be materially different from the Company’s expectations. Important risks and factors that could cause the Company’s actual results to be materially different from the Company’s expectations.

The Company’s forward-looking statements are based, in part, on certain data and information that it obtained from various government and private sources. Statistical data obtained from these sources may include projections based on a number of assumptions. The Company’s industry may not grow at the rate projected by these sources, or at all. Failure of the Company’s markets to grow at the projected rate may have a material and adverse effect on the Company’s businesses and the market price of the Company’s ordinary shares and the ADSs. In addition, the rapidly changing nature of the Company’s markets may result in significant uncertainties for any projections or estimates relating to the Company’s growth prospects or future condition. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this announcement relate only to events or information as of the date on which the statements are made in this announcement. Except as required by law, the Company does not undertake an obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this announcement and the other information about the Company that is available publicly, completely and with the understanding that the Company’s actual future results may be materially different from what the Company expects.

By Order of the Board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 29 August 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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